UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Suite 9A-2, Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (1): _____

Indicate by check mark if the registrant is submitting the Form 6-K as permitted by Regulation S-T Rule 101(b) (7): _____

Changes in Company’s Certifying Accountant.

Resignation of Previous Independent Registered Public Accounting Firm

On December 19, 2019, Wei, Wei & Co., LLP (“WWC”) resigned as the independent registered public accounting firm of Golden Bull Limited (the “Company”). WWC was appointed by the Audit Committee of the Company’s Board of Directors on September 23, 2019 to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2019 (“Fiscal 2019”). However, on December 5, 2019, the Company announced on its Form 6-K filed with the Securities and Exchange Commission (“SEC”) that it had shut down the peer-to-peer lending business with an ensuing investigation by the Pudong Branch of the Shanghai Public Security Bureau as a result of a policy change of the Chinese government. The Company also announced that it was entering the car rental business and bitcoin mining business. WWC stated that after substantial deliberation, it was not familiar with bitcoin mining and resigned.

WWC did not start the audit for Fiscal 2019. With the previously announced change in management of the Company, the Company inadvertently failed to file this Form 6-K. Through the date of resignation, December 19, 2019, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and WWC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference in connection with an opinion (none were issued) to the subject matter of the disagreement; and (ii) there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to WWC and have requested that WWC furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter has been filed as an Exhibit to this Current Report on Form 6-K as Exhibit 16.1.

Appointment of New Independent Registered Public Accounting Firm

On January 3, 2020, JLKZ CPA, LLP was appointed as the Company’s independent registered public accounting firm upon recommendation by the Audit Committee of the Company’s Board of Directors (the “Board”) and the approval of the Board, to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2019.

During the two most recent fiscal years and through January 3, 2020, the Company has not consulted with WWC regarding (1) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

Financial Statements and Exhibits

Exhibits.

Number

16.1	Letter of Wei, Wei & Co., LLP regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: January 8, 2020	By:	/s/ Erke Huang
	Name:	Erke Huang
	Title:	Chief Financial Officer

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